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                                                                    EXHIBIT 99.6


                [LETTERHEAD OF CANAL FOREST RESOURCES, INC.]


May 6, 1999


Board of Directors
Strategic Timber Trust, Inc.
5 North Pleasant Street
New London, NH  03257

Dear Sirs:

Since the inception of your efforts to acquire and manage the Bel-Quatre timberlands in Kinder, Louisiana, Canal Forest Resources has provided a number of services relating to the assessment and appraisal of the land and timber inventory. I am writing to provide a consolidated review of the results of our work as it relates to the following subjects:

1.       Timber inventory.

2.       Projected cutting schedule.

3.       Timber inventory growth rates.

4.       Applicable forestry regulations.

TIMBER INVENTORY

Our initial timber inventory was completed in July 1998. The timber volumes and sampling errors (at the 95% confidence level) by species and product are summarized below:

          --------------------------------------------------------------------
          Species/Product                     Weight (Tons)    Sampling Error
          --------------------------------------------------------------------
          Pine Sawtimber                        3,134,825
          Pine Chip-n-Saw                         478,233
          Pine Pulpwood (includes tops)           773,444
          --------------------------------------------------------------------
          Total Pine                            4,386,502          1.3%
          --------------------------------------------------------------------
          Hardwood Sawtimber                      502,286
          Hardwood Pulpwood                       546,222
          --------------------------------------------------------------------
          Total Hardwood                        1,048,508          2.4%
          --------------------------------------------------------------------

We estimated merchantable timber volume using sampling methods and standards that are used in the Southern United States, including Louisiana. Our sampling error for this inventory estimate was plus or minus 5% at a 95% confidence interval. This means that 95 times out of


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100, if the property were re-inventoried using the same sampling procedure and specifications, the resulting volumes would vary by no more than 5%. All timber volume estimates were calculated in ton and included only trees that met the merchantability specifications set forth below.

The sampling errors associated with our volume estimates are small, as a result of the large sample size we established to develop the estimate (6,323 plots on approximate 62,900 merchantable acres). This is important to establish confidence in our overall valuation of the property.

Consistent with industry standards in Louisiana, the following wood product specifications were used in our inventory and subsequent harvest plan:

         Product                    Minimum DBH       Minimum Top       Minimum Height
         -------                    -----------       -----------       --------------

         Pine Sawtimber             11.6"             7.0"              16'

         Pine Chip-n-Saw             8.6"             6.0"              16'

         Pine Pulpwood               4.6"             3.0"              25'

         Pine Poles                 11.0"             5.0"              35'

         Hardwood Pulpwood           5.6"             4"                25'

         Hardwood Sawtimber         12.6"             9"                16'



These standards are used to determine timber that would be considered merchantable in the market area for the Louisiana property. "DBH" refers to "diameter at breast height," which is an industry convention that measures the diameter of a tree outside the tree bark at a height of 4.5 feet above the ground, and is the accepted standard in the Southern United States, including Louisiana.

Minimum top diameter is measured inside the tree bark at the tip of the log cut, to the nearest whole inch. Mills in the market area for the Louisiana property are able to process timber meeting the specifications set forth above.

Since that initial inventory, we have revised the inventory estimates on your property to account for timber sale activities and to adjust for corrections in estimates on some of the individual tract and stand acres. However, this estimate does not reflect any new additional physical inventories.

In connection with our original inventory of the property, we also conducted extensive physical samplings, including coring of sample trees, to determine physical growth characteristics on a stand-by-stand level within the sample. We used this data to determine growth rates for the timber on the property, and projected this growth through March 31, 1999. We also eliminate


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any merchantable timber removed from the property due to harvesting. Canal
Forest determined removals from June 1998 through December 1998. Strategic Timber provided Canal Forest with first quarter 1999 timber removal volumes in gross. The last estimate of inventory (as of 3/31/99) is as follows:

          -----------------------------------------------------------
          Species/Product                        Weight (Tons)
          -----------------------------------------------------------
          Pine Sawtimber                             3,333,993
          Pine Chip-n-Saw                              475,889
          Pine Pulpwood (includes tops)                787,661
          -----------------------------------------------------------
          Total Pine                                 4,597,543
          -----------------------------------------------------------
          Hardwood Pulpwood                            550,566
          Hardwood Sawtimber                           513,165
          -----------------------------------------------------------
          Total Hardwood                             1,063,731
          -----------------------------------------------------------

CFR estimates that 3,156,532 tons (83% of the pine sawtimber volume) on the Louisiana property is mature pine (35 years or older). This estimate of timber inventory includes timber growth over the past 9 months--between June 1998 and March 1999.



Also included in this estimate is the volume associated with approximately 4,500 acres of timber in wetland areas. Harvesting on these 4,500 acres is restricted to the extent that harvest activities are prohibited by wetland regulations, which can affect access to the timber on these acres. We identified no acres on your property having unstable soils that would prohibit harvesting, and no acres on which harvesting would be prohibited or restricted by virtue of the presence of a threatened or endangered species. The affected volume by product is:


          ----------------------------------------------------------
          Species/Product                        Weight (Tons)
          ----------------------------------------------------------
          Pine Sawtimber                               13,870
          Pine Chip-n-Saw                                 158
          Pine Pulpwood (includes tops)                   739
          ----------------------------------------------------------
          Total Pine                                   14,767
          ----------------------------------------------------------
          Hardwood Pulpwood                            81,828
          Hardwood Sawtimber                           55,461
          ----------------------------------------------------------
          Total Hardwood                              137,289
          ----------------------------------------------------------



PROJECTED TIMBER HARVEST SCHEDULE

We have completed multiple analyses of how this property could be managed to maximize your long-term returns. These analyses are used to identify detailed--stand-by-stand--cutting schedules, thinning schedules, and management (site prep, regeneration, and fertilization) schedules for the property. From these schedules we have determined that the property can


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support harvest levels between 250,000-300,000 cunits per year over the next 10 years (for your Louisiana timberlands, one ton of timber converts to 0.3525 cunits).

TIMBER INVENTORY IN 2008 AND 2018

The timber inventory is constantly changing. Changes reflect harvests, growth and mortality. As mature, slower growing natural pine is replaced with fast growing plantation pine, the overall vigor and productivity of the forest improves. The years 2008 and 2018 provide a snap-shot of an improving forest. In 2008, CFR projects that 552,780 tons could be harvested through a final cutting and 79,468 tons could be harvested via an intermediate thinning. Conversely, by 2018 only 84,315 tons could be harvested through a final cutting, while 189,069 tons could be thinned. During this time, merchantable inventory volume increases more than 300%, from 1,239,341 tons in 2008 to 3,815,935 tons in 2018.
Furthermore, the weighted mean annual increment of harvested volume is projected to increase from 1.63 tons/acre/year to 6.61 tons/acre/year, reflecting a four fold increase in stand productivity. The following chart portrays selected forest attributes in 10 and 20 years.

   ---------------------------------------------------------------------------
                              Comparison between 2008 and 2018

                     Harvest Tons                 Inventory (tons)
              ----------------------------------------------------------------
                  Final         Thin       Total*     Annual Growth**  MAI***
              ----------------------------------------------------------------
         2008     552,780        79,468  1,239,341      (136,357)       1.63
         2018      84,315       189,069  3,815,935       458,282        6.61
     % change      -555.6%        137.9%     207.9%          n/a       305.5%
   ---------------------------------------------------------------------------

      *total merchantable tons
     **annual growth for year over year period; 2008-2009 and 2018-2019 ***mean annual increment, a measure of mean annual growth over rotation

TIMBER INVENTORY GROWTH RATES

Canal Forest Resources uses whole-stand growth projection models to estimate annual growth for each individual stand based on characteristics such as site quality, age, current stand density, and species. Thus, we do not use standard growth rates across all stands or even a species group. However, in looking at the current yields by age class on your property, we can develop reasonable estimates of exhibited growth rates. This analysis shows that pine growth rates will range from a low of 0.66 tons/acre/year in old (90+) natural stands to a high of 10.68 tons/acre/year in young (15-19) merchantable natural stands. To provide some comparison with other estimates you may have, I converted some of these empirical (observed) estimates of mean annual increment (MAI) into relative growth rates by timber type as shown below:

-------------------------------------------------------------------------
                            Empirical Growth Rates (MAI as % of Yield)
                           ----------------------------------------------
                                   Pine                 Hardwood
Timber Type                    Min        Max         Min        Max
-------------------------------------------------------------------------
Hardwood                        1.1%       1.6%       1.1%       2.1%
Pine-Hardwood                   1.0%       4.4%       1.0%       4.4%
Natural Pine                    1.1%       5.7%       1.1%       5.7%
Planted Slash Pine              1.5%       3.6%       1.6%       2.4%
Planted Loblolly Pine           1.4%       3.6%       1.4%       2.4%
-------------------------------------------------------------------------

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Please note that empirical estimates cannot be adjusted for past partial harvesting (thinning) or other non-normal timber removal factors. Thus the percent growth rates shown above likely underestimate the actual rate that would occur if no thinning had ever taken place on the property.

APPLICABLE FORESTRY REGULATIONS IN THE SOUTHERN UNITED STATES

Although a number of states in the Pacific Northwest and Northeastern United States currently have regulations that govern forest management and harvesting practices, the U.S. South is generally free of state regulations.
However, there are some exceptions.

- Louisiana Right to Farm and Practice Forestry Law renders any legislation or regulation void if that legislation or regulation diminishes the property's income or asset value by more than 20%.

- All southern states, including Louisiana, have some road use permitting process that affects some percentage of the roads.

- Maryland Sediment and Erosion Control Laws require a permit when any operation, including timber harvesting, disturbs soil over more than 5,000 square feet.

- Virginia Seed Tree Law requires leaving at least six seed trees per acre on land that is harvested that was predominately pine.

- Virginia Forestry Water Quality Law states that it is illegal to cause excessive sedimentation into water courses. This regulation is a state statute and does have the force of law. A violator can be fined up to $5,000 per day.

- Florida Seed Tree, Doyle Log Rule, and Barging Timber Statutes are largely out of date and not applicable.

- The Florida Water Management Districts' Water Quality Rules do have force of law and regulate sedimentation and stream turbidity.

- Also, there are many local and municipal ordinances that regulate timber harvesting within the Southern United States.

This is a brief description of the prominent state forestry regulations in the southern U.S., however this is not meant to be an exhaustive list.



ENDANGERED SPECIES


Pending legislation relative to forest management.


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FEDERAL LEVEL


At this time, we are not aware of any pending legislation relative to endangered species that would hinder the ability to practice forest management in Louisiana. The current mindset of the US Fish & Wildlife Service is to work with landowners that have protected species on their property to promote a "win/win" situation.


STATE LEVEL


At this time, we are not aware of any pending legislation relative to endangered species that would hinder the ability to practice forest management in Louisiana.


ENDANGERED SPECIES IN LOUISIANA

There are 17 threatened/endangered animal species that occur or potentially occur in Louisiana. Based on information obtained from discussions with US Fish & Wildlife Service personnel located in Lafayette and Louisiana Natural Heritage Program personnel located in Baton Rouge, 3 of these species could potentially occur on STT land. One of these three, the American peregrine Falcon, would only be considered as a migrant and should not impact your ability to practice forest management.

The other two species, the red cockaded woodpecker and the American bald eagle, are known to nest and forage in the four-parish area. Both species can significantly impact your ability to practice forest management.

Canal Forest Resources has conducted site specific surveys on near term harvest areas to determine the presence of red cockaded woodpeckers. None have been found. Furthermore, we recommend that prior to any harvesting activities a thorough survey of the harvest area for the presence of threatened and endangered species be conducted. If occurrences are found, the impacted area can be identified and management practices modified to ensure compliance with the Endangered Species Act.

I hope this information is helpful in consolidating your understanding of the timber inventory and applicable regulations on the Bel-Quatre forest. Please do not hesitate to call if I can provide any additional information.



Sincerely,

/s/ Peter J. Stewart

Peter J. Stewart
Manager of Technical Services